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                            December 3, 2021

       Ricardo Haynes
       Chief Executive Officer
       Bear Village, Inc.
       4002 Hwy 78, Suite 530 #296
       Snellville, GA 30039

                                                        Re: Bear Village, Inc.
                                                            Amendment No. 12 to
Offering Statement on Form 1-A
                                                            Filed November 17,
2021
                                                            File No. 024-11359

       Dear Mr. Haynes:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2021 letter.

       Amendment No. 12 to Offering Statement on Form 1-A filed November 17,
2021

       Business, page 21

   1. We note your response and reissue the comment. Please revise to provide balanced disclosure that does
not present highly-detailed property revenue streams without including disclosure of
the underlying assumptions. For example, we note:
                                                            The project
milestone disclosure on pages 17-20 assumes 100% raised when you have a $1 million
minimum,
                                                            You state on page
10 that if you raise the minimum you will move forward
                                                             with "traditional
construction loans with an extended schedule." However, it is unclear on what
basis you assume that (1) you will obtain over $22 million of condominium sales
and (2) condominiums "will sell for an average $495,000,"
 Ricardo Haynes
Bear Village, Inc.
December 3, 2021
Page 2
            It is unclear on what basis you assume you will obtain over $28 million of construction financing and on what terms you would could obtain it, It is unclear for how much time raising just the minimum would
"extend the
          schedule,"
          You present detailed facility features that "will" exist when it does not appear you have the loans or funding to acquire the land or start construction. For example, you state that the facilities "will be developed with many unique and entertaining features including amazing special effects features such as a talking rock wall, holograms of wildlife projected into several features and many others,"
          It is unclear if the individuals and companies identified on page 23 with which you
          have    teamed    or    partner[ed]    entered into binding
agreements or consented to
          being named in the filing, and
          You indicate that the Tennessee project will be the first in the event you raise the minimum, but the earnest money was paid for a Georgia location. Please revise accordingly.

       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameRicardo Haynes
                                                            Division of
Corporation Finance
Comapany NameBear Village, Inc.
                                                            Office of Real
Estate & Construction
December 3, 2021 Page 2
cc:       Donald Keer
FirstName LastName